CONSENT OF EDWARD MAX BAKER

The undersigned hereby consents to:

(1) the inclusion in this Current Report on Form 6-K of Integra Resources Corp. (the "Company") of the scientific and/or technical information contained in the Company's Management's Discussion and Analysis dated May 12, 2023 (the "Technical Information") being filed with the United States Securities and Exchange Commission (the "SEC") under cover of Form 6-K; and

(2) the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company's Registration Statements on Form S-8 (File Nos. 333-242495 and 333-267507), and any amendments thereto, filed with the SEC.

/s/ Edward Max Baker
Name: Edward Max Baker (F.AusIMM)
Title: Chief Geologist, Integra Resources Corp.

Date: May 12, 2023